JOHN G. SIMMONDS APPOINTED DIRECTOR

Toronto, September 21, 2005 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) (“Eiger”) is pleased to name John G. Simmonds to its Board of Directors. Mr. Simmonds is a successful entrepreneur with a 35-year track record of capitalizing on market opportunities, particularly in the communications sector. He has extensive experience in building teams, operating systems, and distribution networks.

Mr. Simmonds is currently Chairman of Wireless Age Communications Inc., a consolidation of retail, wholesale and engineering businesses within the wireless products and services industry. He is also Chairman of TrackPower, Inc., a gaming and entertainment company, and is a Director of Minacs Worldwide, a business process outsourcing company. Previous roles have included Chairman of Circuit World, Director of Glenayre Electronics Ltd., Director and CEO of Intek Global Corporation (a Nasdaq-listed company reaching a market capitalization in access of $500 million that was subsequently merged in a $250 million transaction), and founder of merchant bank Simmonds Capital Limited, as well as executive or board positions with several communications and wireless businesses.

Mr. Simmonds has also been appointed to the positions of Chief Executive Officer and President of Eiger’s VoIP-based telecommunication services subsidiary, Newlook Industries Corp. (NLI: TSXV), where he will focus on implementing a mergers and acquisitions strategy.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto

Chief Financial Officer

Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302

jmoretto@eigertechnology.com